Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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               Vasogen Announces Plans for North American Pivotal
                         Trial in Chronic Heart Failure

Toronto, Ontario (June 10, 2002) -- Vasogen Inc. (TSE:VAS; AMEX:VSV), a developer of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases, today announced plans for a multi-center pivotal trial of its immune modulation therapy in chronic congestive heart failure
(CHF). The pivotal trial, in support of FDA and Health Canada regulatory approval, follows positive results from the Company's recently completed, double-blind, placebo-controlled clinical trial in advanced CHF patients. As previously reported, this initial clinical trial, conducted at leading cardiac centers in the United States and Canada, demonstrated significant reductions in death and hospitalizations for patients receiving Vasogen's immune modulation therapy. Each year in the U.S. and Canada there are over 300,000 deaths associated with CHF, and the cost of medical care, primarily resulting from hospitalizations, exceeds $34 billion annually. An estimated five million people in North America are currently afflicted with CHF.

"The dramatic impact of Vasogen's immune modulation therapy on death and hospitalizations in our initial CHF trial has enabled the Company to accelerate clinical development plans," stated David Elsley, Vasogen's President and CEO. "We now look forward to commencing our pivotal trial later this year - some two years ahead of original timelines. FDA clearance for the CHF trial, expected during the fourth quarter, would position Vasogen with two pivotal studies targeting major underserved cardiovascular indications: chronic heart failure and peripheral arterial disease."

The pivotal CHF trial, expected to enroll approximately 1,500 patients, will be conducted at clinical sites throughout the U.S. and Canada, subject to regulatory approval. James Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, a world renowned heart center, has been appointed Chairman of the study's Steering Committee. The Steering Committee consists of leading experts in the field of CHF research and is responsible for the design of the trial. Dr. Young, who has played a leading role in numerous multi-center clinical trials focusing on heart failure and transplantation, will also act as the study's Principal Investigator. Dr. Young is the author and co-author of several book chapters and of many articles appearing in scientific journals such as The New England Journal of Medicine, Chest, and the American Journal of Cardiology.

Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Dallas, Texas, will act as Principal Investigator for the U.S. arm of the study. Jean-Lucien Rouleau, MD, Head, Division of Cardiology, University Health Network at the University of Toronto, and Head of Cardiology at Mount Sinai Hospital, will be Principal Investigator for the Canadian arm of the trial. Dr. Torre-Amione, a cardiologist with a PhD in immunology, has extensive experience in the management of patients with heart failure, has published widely on the role of the immune system in CHF, and has received a number of awards in recognition of his research. Dr. Rouleau, who


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                                                        ...page 2, June 10, 2002


received   the  1997  Career   Research   Achievement   Award  of  the  Canadian
Cardiovascular Society, is an international leader in cardiovascular research and has been involved in a number of the landmark clinical trials that have helped define current therapy. He has published 200 articles in high impact peer-reviewed journals and currently serves on the editorial board of Circulation (Journal of the American Heart Association).

Vasogen's initial trial in 73 patients with advanced CHF demonstrated a significant reduction in the risk of death (p=0.022) and hospitalization (p=0.013) for patients receiving Vasogen's immune modulation therapy, based on Kaplan-Meier survival analyses. The beneficial impact of Vasogen's immune modulation therapy on death and hospitalizations, the most objective measures of clinical efficacy in CHF, were supported by positive trends in quality of life and clinical status as measured by the New York Heart Association classification system. In addition, the therapy was well tolerated and there were no reports of treatment-related serious adverse events or patient withdrawals. These results have been accepted for presentation at the Annual Meeting of the Heart Failure Society of America to be held in Boca Raton, Florida, in September.

Hospital admission rates for CHF have increased in the last 20 years to the point where the disease now accounts for 5% of medical admissions in the U.S. and is the leading cause of hospital admissions in patients over 65 years of age. Patients with CHF experience a continuing decline in health, including the onset of shortness of breath, increased fatigue, reduced exercise tolerance, and an increasing frequency of hospitalization. CHF is usually progressive, becomes irreversible, and ultimately results in death.

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.